

New Gold Announces 2018 Second Quarter Results and Updates 2018 Outlook

(All dollar figures are in US dollars unless otherwise indicated)

July 25, 2018 – New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) today announces its 2018 second quarter results and updated 2018 outlook. Unless otherwise noted, all operating and financial results have been presented on a continuing basis and exclude Peak Mines, which has been classified as a discontinued operation and was sold in April 2018.

2018 Second Quarter Highlights

- Gold production of 108,550 ounces and copper production of 20.4 million pounds
- Operating expense of $680 per gold ounce and $1.67 per copper pound
- All-in sustaining costs(1) of $877 per ounce, including total cash costs(2) of $453 per ounce
- Operating cash flows generated from continuing operations of $66 million, or $0.11 per share
- Loss from continuing operations of $302 million, or $0.52 per share, including an impairment loss, net of tax of $282 million, or $0.49 per share
- June 30, 2018 total liquidity of $270 million, including cash and cash equivalents of $167 million
- Updated 2018 outlook: 415,000 to 480,000 ounces of gold production (previously 525,000 to 595,000 ounces of gold) at all-in sustaining costs of $1,080 to $1,120 per ounce (previously $860 to $900 per ounce)
- Rainy River updated life-of-mine plan completed, NI 43-101 Technical Report will be released in early August

2018 Outlook Update

As our Rainy River Mine is well into its start-up year, New Gold today provides an updated 2018 production and cost outlook. Gold production at New Afton, the Company's largest cash flow contributor, Mesquite and Cerro San Pedro remain in line with New Gold's original guidance. However, largely due to the variability in the process facility's start-up performance and lower gold grade and recoveries, the Company is lowering its 2018 annual production guidance for Rainy River from earlier estimates.

Annual consolidated gold production for 2018 is expected to be between 415,000 and 480,000 ounces, with Rainy River contributing between 210,000 and 250,000 ounces. Annual consolidated copper production remains in line with the original guidance range of 75 to 85 million pounds.

New Gold expects its consolidated 2018 all-in sustaining costs to be between $1,080 to $1,120 per ounce, total cash costs to be between $445 to $485 per ounce, and operating expense to be between $655 to $695 per gold ounce. These estimates have increased due to Rainy River's revised 2018 production outlook and a $15 million increase in Rainy River's sustaining capital expenditures associated with completing the full tailings dam footprint. Growth capital at Rainy River is also expected to increase by $15 million due to higher underground development costs. For the balance of the year, the cost targets include assumptions for gold, silver and copper prices of $1,300 per ounce, $16.00 per ounce and $3.00 per pound, respectively, and a Canadian dollar exchange rate of $1.30 to the U.S. dollar.



Gold Production (Koz)	Q2'2018	YTD'2018	Original Guidance	Revised Guidance
Rainy River	55	95	310 - 350	210 - 250
New Afton	19	39	55 - 65	No change
Mesquite	32	65	140 - 150	No change
Cerro San Pedro	3	7	20 - 30	10 - 15
Consolidated	**109**	**205**	**525 - 595**	**415 - 480**

All-in Sustaining Costs ($/oz)	Q2'2018	YTD'2018	Original Guidance	Revised Guidance
Rainy River	$1,295	$1,794	$990-$1,090	$1,600 - $1,700
New Afton	($917)	($1,118)	($1,020)-($980)	No change
Mesquite	$875	$864	$1,005-1,045	No change
Cerro San Pedro	$2,522	$2,020	$1,330-$1,370	$2,000 - $2,140
Consolidated	**$877**	**$1,037**	**$860-$900**	**$1,080 - $1,120**

Gold Operating Expense ($/oz)	Q2'2018	YTD'2018	Original Guidance	Revised Guidance
Rainy River	$802	$993	$430 - $470	$730 - $770
New Afton	$412	$410	$455 - $495	No change
Mesquite	$848	$832	$890 - $930	No change
Cerro San Pedro	$2,425	$1,905	$1,255 - $1,295	$1,960 - $2,000
Consolidated	**$680**	**$725**	**$555 - $595**	**$655 - $695**

2018 Second Quarter and Year-To-Date Operational Results from Continuing Operations

New Gold's second quarter gold production of 108,550 ounces was higher than 2017 primarily due to additional ounces from Rainy River that more than offset the planned lower production at New Afton, Mesquite and Cerro San Pedro. Quarterly copper production decreased by 11% to 20.4 million pounds when compared to the second quarter of 2017.

Second quarter operating expense per gold ounce of $680 increased relative to the prior-year quarter mainly due to higher operating expenses at Rainy River in its second full quarter of operation due to start-up challenges impacting both production and costs. The Company had second quarter all-in sustaining costs of $877 per ounce, including total cash costs of $453 per ounce. The increase in all-in sustaining costs relative to the prior-year quarter was attributable to the combined impact of a $164 per ounce increase in total cash costs and a $48 per ounce, or $17 million, increase in the Company's consolidated sustaining costs, which include New Gold's cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures. The increase in consolidated total cash costs was primarily driven by lower than run-rate quarterly production at Rainy River, resulting in higher per ounce costs. The increase in consolidated sustaining costs was primarily related to increased Rainy River sustaining capital expenditures as the operation continues its first full year of operations.

For the six-month period ended June 30, 2018, New Gold's gold production of 205,432 ounces was significantly higher than 2017 as additional ounces from Rainy River more than offset the planned lower production at New Afton, Mesquite and Cerro San Pedro. Year-to-date copper production remained in line with the prior-year period.

Year-to-date operating expense per gold ounce of $725 increased relative to the prior year mainly due to higher operating expenses at Rainy River in its first full year of operation. For the six-month period ended June 30, 2018, the Company delivered all-in sustaining costs of $1,037 per ounce, including total cash costs of $502 per ounce. The increase in consolidated total cash costs was primarily driven by lower than run-rate production at Rainy River, resulting in higher per ounce costs. The increase in consolidated sustaining costs was primarily related to Rainy River sustaining capital expenditures as the operation continues its first full year of operations.

	Three months ended June 30		Six months ended June 30	
	2018	2017	2018	2017
Operating information				
Gold (ounces):				
Produced	**108,550**	79,025	**205,432**	140,005
Sold	**105,924**	73,707	**204,612**	133,620
Copper (millions of pounds):				
Produced	**20.4**	22.8	**42.6**	43.3
Sold	**19.6**	20.8	**40.9**	40.7
Silver (millions of ounces):				
Produced	**0.2**	0.3	**0.4**	0.5
Sold	**0.2**	0.2	**0.4**	0.4
Revenue:				
Gold ($/ounce)	**1,279**	1,246	**1,292**	1,242
Copper ($/pound)	**2.91**	2.32	**2.89**	2.33
Silver ($/ounce)	**15.89**	16.72	**16.00**	16.90
Average realized price[5]:				
Gold ($/ounce)	**1,297**	1,278	**1,312**	1,277
Copper ($/pound)	**3.18**	2.56	**3.16**	2.56
Silver ($/ounce)	**16.49**	17.22	**16.56**	17.37
Operating expense:				
Gold ($/ounce)	**680**	603	**725**	604
Copper ($/pound)	**1.67**	1.21	**1.75**	1.21
Silver ($/ounce)	**8.64**	8.10	**9.15**	8.22
Total cash costs ($/ounce)	**453**	289	**502**	265
All-in sustaining costs ($/ounce)	**877**	665	**1,037**	617

Rainy River

	Three months ended June 30		Six months ended June 30	
	2018	2017	2018	2017
Operating information				
Gold (ounces):				
Produced	**55,219**	-	**94,544**	-
Sold	**51,832**	-	**92,712**	-
Silver (ounces):				
Produced	**60,451**	-	**115,215**	-
Sold	**55,889**	-	**114,677**	-
Operating expense:				
Gold ($/ounce)	**802**	-	**993**	-
Silver ($/ounce)	**10.20**	-	**12.59**	-
All-in sustaining costs ($/ounce)	**1,295**	-	**1,794**	-
All-in sustaining costs on a co-product basis:				
Gold ($/ounce)	**1,295**	-	**1,787**	-
Silver ($/ounce)	**16.46**	-	**22.65**	-

As it continues through its ramp up, Rainy River demonstrated further increases in throughput, grade and recovery through the second quarter of 2018. During the quarter, a total of 3.3 million tonnes of ore was mined, 1.5 million tonnes of ore was processed at an average gold grade of 1.24 grams per tonne with recoveries of 87%.

Process facility performance continued to improve, however, operational and mechanical challenges consistent with project startups impacted availability during the second quarter. Review and implementation of design improvements is underway to reduce equipment wear and failure and increase operational stability.

Importantly, the crushing and grinding circuit is robust and is operating consistently, and the process facility continues to demonstrate its operational potential with throughput rates increasingly achieving over 24,000 tonnes per day. As previously discussed, the Company is implementing a plan to increase Rainy River's throughput to a steady 24,000 tonne per day rate. This expansion project is on time, and adjustments to the back end of the process facility are expected to be completed by the beginning of the fourth quarter at minimal capital, allowing for an immediate increase to the mine's throughput rate.

Gold recoveries in the second quarter showed steady improvement, increasing to 87%, compared to 81% in the first quarter. Recoveries are expected to continue to improve throughout 2018 as the mine achieves consistent, steady-state operations.

Since the commencement of mining in 2017, total ore mined has reconciled positively with the global mineral reserve estimate. While gold grade increased in the second quarter to 1.24 grams per tonne from 1.08 grams per tonne in the first quarter, the identification and segregation of discrete higher-grade ore blocks has been less predictable than originally contemplated.

Improvements to grade control, sampling procedures and mine planning criteria are being developed and implemented to address the variability of mined gold grades on production.

New Afton

	Three months ended June 30		Six months ended June 30	
	2018	2017	2018	2017
Operating information				
Gold (ounces):				
Produced	**18,637**	21,273	**38,635**	42,210
Sold	**17,945**	19,573	**36,430**	40,289
Copper (millions of pounds):				
Produced	**20.4**	22.8	**42.6**	43.3
Sold	**19.6**	20.8	**40.9**	40.7
Operating expense:				
Gold ($/ounce)	**412**	426	**410**	442
Copper ($/pound)	**1.01**	0.85	**0.98**	0.88
All-in sustaining costs ($/ounce)	**(917)**	(358)	**(1,118)**	(434)
All-in sustaining costs on a co-product basis:				
Gold ($/ounce)	**704**	769	**667**	724
Copper ($/pound)	**1.72**	1.53	**1.60**	1.44

The decrease in gold production at New Afton relative to the second quarter of 2017 was due to a planned decrease in mill throughput and an expected decrease in gold grade, partially offset by an increase in gold recovery. Copper production was lower than the prior-year quarter due to lower planned mill throughput, partially offset by an increase in copper recovery.

Second quarter operating expense per gold ounce decreased as expenses were apportioned to each metal on a percentage of revenue basis with gold revenue representing a lower portion of total sales in the quarter versus the prior-year quarter. All-in sustaining costs decreased due to higher by-product revenues and lower quarterly sustaining costs. By-product revenues benefitted from an increase in the realized copper price which more than offset lower copper sales volumes.

For the six-month period ended June 30, 2018, New Afton's gold production was below 2017 due to lower planned mill throughput, partially offset by an increase in gold recovery. Copper production was slightly lower than the prior-year period due to lower planned mill throughput, partially offset by an increase in copper grade and copper recovery.

Operating expenses for the first six months of the year decreased when compared to the prior year as expenses were apportioned to each metal on a percentage of revenue basis with gold revenue representing a lower portion of total sales in the six-month period versus the prior-year period. All-in sustaining costs decreased due to higher by-product revenues and lower sustaining costs. By-product revenues benefitted from an increase in the realized copper price as well as higher copper sales volumes.

Mesquite

	Three months ended June 30		Six months ended June 30	
	2018	2017	2018	2017
Operating information				
Gold (ounces):				
Produced	**31,799**	48,183	**64,910**	78,586
Sold	**33,150**	46,462	**67,684**	75,615
Operating expense:				
Gold ($/ounce)	**848**	703	**832**	700
All-in sustaining costs ($/ounce)	**875**	789	**864**	779

The decrease in gold production at Mesquite relative to the second quarter of 2017 was due to a planned decrease in ore tonnes mined and placed.

Second quarter operating expense per ounce increased when compared to the prior-year quarter due to an increase in process solution flow on the heap leach pad and lower gold sales volumes. All-in sustaining costs during the quarter increased due to higher operating costs and lower gold sales volume, partially offset by a decrease in sustaining costs.

For the six-month period ended June 30, 2018, Mesquite's gold production decreased relative to the prior-year period due to an expected decrease in ore tonnes mined and placed.

Operating expense per ounce for the first six months of the year increased when compared to the prior year due to an increase in process solution flow on the heap leach pad and lower gold sales volumes. First six-month all-in sustaining costs increased due to the increase in operating costs and lower gold sales volume, partially offset by a decrease in sustaining costs.

Cerro San Pedro

	Three months ended June 30		Six months ended June 30	
	2018	2017	2018	2017
Operating information				
Gold (ounces):				
Produced	**2,895**	9,569	**7,343**	19,209
Sold	**2,996**	7,672	**7,785**	17,716
Silver (millions of ounces):				
Produced	**0.1**	0.2	**0.1**	0.3
Sold	**0.1**	0.2	**0.1**	0.3
Operating expense:				
Gold ($/ounce)	**2,425**	1,269	**1,905**	1,203
Silver ($/ounce)	**30.53**	16.88	**24.04**	16.30
All-in sustaining costs ($/ounce)	**2,522**	1,414	**2,020**	1,325

Cerro San Pedro finished active mining late in the second quarter of 2016 and has since transitioned to residual leaching. As a result, and consistent with expectations, the mine's second quarter and first six-month gold and silver production decreased compared to the prior year.

Second quarter and first six-month operating expenses and all-in sustaining costs increased when compared to the prior-year periods due to lower gold sales volumes. As the Company is drawing down leach pad inventory during the residual leach period, a significant portion of the reported all-in sustaining costs are non-cash or are related to mining costs that were incurred in prior periods.

2018 Second Quarter and Year-To-Date Financial Results

(in millions of U.S. dollars, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2018	2017	2018	2017
CONTINUING OPERATIONS				
Revenues	**195.3**	143.8	**388.5**	268.3
Operating margin[(6)]	**89.4**	72.5	**165.3**	134.6
Asset impairment, net of tax	**282.1**	-	**282.1**	-
(Loss) earnings from continuing operations	**(301.6)**	17.8	**(330.7)**	48.8
(Loss) earnings from continuing operations per share (basic)	**(0.52)**	0.03	**(0.57)**	0.09
Adjusted (loss) earnings from continuing operations	**(1.8)**	8.9	**(17.9)**	10.2
Adjusted (loss) earnings per share from continuing operations	**(0.00)**	0.02	**(0.03)**	0.02
Operating cash flows generated from continuing operations	**66.0**	56.3	**116.2**	113.6
Operating cash flows generated from continuing operations before changes in non-cash operating working capital	**88.1**	56.5	**155.5**	105.8
TOTAL OPERATIONS (includes Peak Mines)				
Net (loss) earnings	**(302.0)**	23.1	**(331.5)**	60.7
Net (loss) earnings per share (basic)	**(0.52)**	0.04	**(0.57)**	0.11
Cash generated from operations	**66.0**	80.0	**131.1**	156.8

Continuing Operations

Second quarter revenues from continuing operations increased by $52 million, or 36%, relative to the prior-year quarter, due to higher gold sales volumes and higher metal prices. Relative to the second quarter of 2017, gold sales increased by 44%, attributable to the start-up of Rainy River, and the average realized gold price increased by $19 per ounce, or 1%. The average realized copper price increased by $0.62 per pound, or 24%, compared to the prior-year quarter which was only partially offset by a 6% decrease in copper sales at New Afton.

New Gold's second quarter operating margin increased by $17 million relative to the prior-year quarter driven by the higher gold sales volumes and higher metal prices, which were partially offset by higher operating expenses.



The Company has completed an updated Rainy River life-of-mine plan and will release an updated NI 43-101 Technical Report for Rainy River in early August. The updated life-of-mine plan (discussed below) contains updated per unit costs, changes to the sequencing in gold production and a less than 3% reduction in gold production over the life-of-mine. The updated life-of-mine plan incorporates changes to open pit design and extraction sequencing, resulting in higher ore tonnes mined and processed at a lower average gold grade. As a result of the Company completing its updated Rainy River life-of-mine plan and lowering Rainy River's 2018 outlook, the Company has reported an impairment loss, net of tax, of $282 million.

The Company reported a loss from continuing operations of $302 million, or $0.52 per share, in the second quarter of 2018 relative to earnings from continuing operations of $18 million, or $0.03 per share, in the prior-year quarter. The second quarter loss from continuing operations included the net impact of the after-tax impairment charge of $282 million relating to Rainy River, finance costs of $18 million, an $8 million pre-tax foreign exchange loss, a $6 million gain on the revaluation of the gold stream obligation, and a $2 million expense relating to severance and other termination benefits. The prior-year period included an $18 million pre-tax foreign exchange gain, a $2 million loss on the revaluation of the Company's gold option contracts, and a pre-tax loss of $2 million on the revaluation of the gold stream obligation.

New Gold had an adjusted net loss from continuing operations of $2 million, or $nil per basic share, in the second quarter of 2018 relative to adjusted earnings of $9 million or $0.02 per basic share in the prior-year quarter. Quarterly adjusted loss from continuing operations included the net impact of a $24 million increase in depreciation and depletion expenses, a $17 million increase in finance costs as the Company ceased capitalization of interest to its qualifying development property due to the commencement of commercial production at Rainy River, partially offset by a $17 million increase in operating margin, a decrease of $4 million in exploration, business development, and corporate general and administrative expenses and an increase in income tax recovery of $9 million.

The Company's second quarter operating cash flows generated from continuing operations before changes in non-cash operating working capital of $88 million was $32 million, or 56%, higher than the prior-year quarter due to the increase in operating margin and an income tax refund received at Mesquite. Operating cash flows generated from continuing operations for the second quarter were higher than the prior-year quarter, due to the increase in operating margin and income tax refund, partially offset by the increase in stockpile inventory at Rainy River.

For the six months ended June 30, 2018, revenues from continuing operations increased by $120 million, or 45%, relative to the prior-year period, due to higher gold sales volumes and higher metal prices. Relative to the six months ended June 30, 2017, gold sales increased by 53%, attributable to the start-up of Rainy River, and the average realized gold price increased by $35 per ounce, or 3%. The average realized copper price increased by $0.60 per pound, or 23%.

New Gold's second quarter operating margin increased by $31 million relative to the prior-year period driven by higher gold sales volumes and higher metal prices, which were partially offset by higher operating expenses.

The Company reported a loss from continuing operations of $331 million, or $0.57 per share, in the six months ended June 30, 2018, relative to earnings from continuing operations of $49 million, or $0.09 per share, in the prior-year period. The loss from continuing operations in the period included the net impact of the after-tax impairment charge of $282 million relating to Rainy River, finance costs of $35 million, a $28 million pre-tax foreign exchange loss, a $10 million gain on the revaluation of the gold stream obligation, a $6 million gain on the revaluation of copper price option contracts, and a $2 million expense relating to severance and other termination benefits. The prior-year period included a $22 million pre-tax foreign exchange gain, a $13 million loss on the revaluation of the Company's gold option contracts, and a pre-tax loss of $5 million on the revaluation of the gold stream obligation.

New Gold had an adjusted loss from continuing operations of $18 million, or $0.03 per basic share, in the six months ended June 30, 2018 relative to adjusted net earnings of $10 million, or $0.02 per basic share in the prior-year period. Adjusted net loss from continuing operations included the net impact of a $46 million increase in depreciation and depletion expenses, a $32 million increase in finance costs as the Company ceased capitalization of interest to its qualifying development property due to the commencement of commercial production at Rainy River, partially offset by a $31 million increase in operating margin, a $7 million decrease in exploration, business development, and corporate general and administrative expenses and a $12 million increase in income tax recovery.

For the six months ended June 30, 2018, the Company's operating cash flows generated from continuing operations before changes in non-cash operating working capital of $156 million was $50 million, or 47%, higher than the prior-year period due to the increase in operating margin and an income tax refund received at Mesquite. Operating cash flows generated from continuing operations for the six months ended June 30, 2018 were consistent with the prior-year period, due to the increase in operating margin and income tax refund, partially offset by the prior-year period including an outstanding concentrate receivable of $21 million at New Afton and the current period including an increase in working capital associated with the increase in stockpile inventory at Rainy River.

Financial Update

New Gold's cash and cash equivalents as at June 30, 2018 were $167 million. At June 30, 2018, the Company had drawn $180 million from its $400 million revolving credit facility and $117 million had been used to issue letters of credit for closure obligations at the Company's producing mines and development projects, leaving $103 million undrawn. As a result, at June 30, 2018, the Company's liquidity totals $270 million (cash and undrawn credit facility). In the second quarter of 2018 the Company amended the credit facility's net debt to Adjusted EBITDA covenant ("Leverage Ratio"), to increase the maximum Leverage Ratio to 4.0 to 1.0 until June 30, 2018. After that date, the maximum ratio will be 3.5 to 1.0.

At June 30, 2018, the face value of the Company's long-term debt was $980 million (book value – $959 million). The components of the long-term debt include: $500 million of 6.25% face value senior unsecured notes due in November of 2022; $300 million of 6.375% face value senior unsecured notes due in May of 2025; and $180 million drawn from the revolving credit facility. The Company currently has approximately 579 million shares outstanding.



Rainy River Updated Life-Of-Mine Plan

The Company has completed an updated Rainy River life-of-mine plan and will release an updated NI 43-101 Technical Report for Rainy River in early August. The updated life-of-mine plan was informed by the experience gained over the initial start-up period. Also, as previously disclosed, costs are expected to be higher over the next three years (including 2018) as a result of sustaining capital expenditures associated with completing the full tailings dam footprint in 2018 as well as the construction of the first tailings lift later in 2018 and into 2019.

Rainy River updated life-of-mine highlights include:

- Mine life of 14 years (unchanged)
- Processing of open pit and underground ore, at a rate of 21,000 tonnes per day, increasing to 24,000 tonnes per day in the fourth quarter of 2018, and 25,500 tonnes per day in 2021
- First nine years: average annual gold production of 340,000 ounces (previously 275,000 to 375,000 ounces) at all-in sustaining costs of $1,016 per ounce (previously approximately $875 per ounce), cost targets include assumptions for gold and silver of $1,300 per ounce and $16.00 per ounce, respectively, and a Canadian dollar exchange rate of $1.30 to the U.S. dollar
- Life-of-mine average gold grade of 1.09 grams per tonne, including stockpile (previously 1.13 grams per tonne)
- Updated Rainy River NI 43-101 Technical Report will be released in early August

Projects Update

Blackwater

Activities at the Company's Blackwater project, located in south-central British Columbia, continued to focus on attaining the approval of the Environmental Assessment ("EA"). The coordinated Federal and Provincial EA technical review is in progress. Technical review comments have now been received from the Federal government, Provincial agencies and local Indigenous communities, and New Gold has responded to the review comments. The Company is working through the remaining requests for information received in the quarter and anticipates approval of the Blackwater EA in 2019.

Capital expenditures at Blackwater during the second quarter and year-to-date were $2 million and $4 million, respectively.

Conference Call and Webcast Details

Date: Thursday, July 26, 2018

Time: 9:00 a.m. Eastern Time

Dial in: North America: 1-888-231-8191, International: 1-647-427-7450

Webcast: https://event.on24.com/wcc/r/1792794/DF26D2A15FDB43CB77C338BF7A93D475

Replay: North America: 1-855-859-2056, International: 1-416-849-0833

Passcode: 9269608

The conference call replay will be available until August 23, 2018. An archived webcast will also be available until October 26, 2018 at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include the statements made under "2018 Outlook Update", "Rainy River" and "Rainy River Updated Life-of-Mine Plan", as well as other statements elsewhere in this news release, including, among others, statements with respect to: guidance for production and costs, and the factors contributing to those expected results, including mill throughput, metal recoveries and ore grade, as well as expected capital and other expenditures; planned development activities and timing for 2018 and future years at the Rainy River Mine, including adjustments to the back-end of the mill; and the revised life-of-mine plan and Technical Report.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River mine and Blackwater project being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; and (9) in the case of production, cost and expenditure outlooks at the operating mines for 2018, commodity prices, exchange rates, grades, recovery rates, mill availability and mill throughput rates being consistent with those estimated for the purposes for 2018.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over



claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information relating to the operation of New Gold's operating mines contained herein has been reviewed and approved by Mr. Nicholas Kwong, Director, Business Improvement of New Gold. All other scientific and technical information contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Kwong is a Professional Engineer and member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Petersen and Mr. Kwong are "Qualified Persons" for the purposes of NI 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2017 filed on www.sedar.com.

Non-GAAP Measures

(1) All-In Sustaining Costs

“All-in sustaining costs” per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines “all-in sustaining costs” per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company’s operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements filed from time to time on www.sedar.com.

“Sustaining costs” is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs. Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. The line items between cash costs and all in sustaining costs in the tables below break down the components of sustaining costs. Sustaining costs is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(2) Total Cash Costs

“Total cash costs” per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements filed from time to time on www.sedar.com.



OPEX, Cash Cost and AISC Reconciliation

(in millions of U.S. dollars, except where noted)	Three months ended June 30, 2018			
	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation				
Operating expenses[1]	71.9	32.6	1.4	**105.9**
Units of metal sold (ounces/millions of pounds/millions of ounces)	105,924	19.6	0.2	
Operating expenses per unit of metal sold ($/ounce or pound)	680	1.67	8.64	
Operating expenses[1]	71.9	32.6	1.4	**105.9**
Treatment and refining charges on concentrate sales	1.9	5.2	0.1	**7.2**
Adjustments[2]	(0.2)	(0.1)	-	**(0.3)**
Total cash costs	73.6	37.7	1.5	**112.8**
By-product silver and copper sales				**(65.1)**
Total cash costs net of by-product revenue				**47.7**
Units of metal sold (ounces/millions of pounds/millions of ounces)	105,924	19.6	0.2	
Total cash costs on a co-product basis[3] ($/ounce or pound)	696	1.93	9.22	
Total cash costs per gold ounce sold ($/ounce)				**453**
Total co-product cash costs	73.6	37.7	1.5	
Total cash costs net of by-product revenue				**47.7**
Sustaining capital expenditures	24.7	11.2	0.5	**36.4**
Sustaining exploration - expensed	0.3	0.2	-	**0.5**
Corporate G&A including share-based compensation[4]	3.7	1.7	0.1	**5.6**
Reclamation expenses	1.7	0.8	-	**2.5**
Total co-product all-in sustaining costs	104.0	51.6	2.1	
Total all-in sustaining costs net of by-product revenue				**92.7**
All-in sustaining costs on a co-product basis[3] ($/ounce or pound)	984	2.63	12.88	
All-in sustaining costs per gold ounce sold ($/ounce)				**877**

(1) Operating expenses are apportioned to each metal produced on a percentage of revenue basis.

(2) Adjustments relate to social closure costs incurred at Cerro San Pedro that are included in operating expenses.

(3) Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

(4) Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

OPEX, Cash Cost and AISC Reconciliation

(in millions of U.S. dollars, except where noted)	Six months ended June 30, 2018			
	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation				
Operating expenses[1]	148.4	71.4	3.4	**223.2**
Units of metal sold (ounces/millions of pounds/millions of ounces)	204,612	40.9	0.4	
Operating expenses per unit of metal sold ($/ounce or pound)	725	1.75	9.15	
Operating expenses[1]	148.4	71.4	3.4	**223.2**
Treatment and refining charges on concentrate sales	4.1	11.2	0.2	**15.5**
Adjustments[2]	(0.3)	(0.2)	-	**(0.5)**
Total cash costs	152.2	82.4	3.6	**238.2**
By-product silver and copper sales				**(135.4)**
Total cash costs net of by-product revenue				**102.8**
Units of metal sold (ounces/millions of pounds/millions of ounces)	204,612	40.9	0.4	
Total cash costs on a co-product basis[3] ($/ounce or pound)	744	2.01	9.69	
Total cash costs per gold ounce sold ($/ounce)				**502**
Total co-product cash costs	152.2	82.4	3.6	
Total cash costs net of by-product revenue				**102.8**
Sustaining capital expenditures[5]	61.3	29.5	1.4	**92.2**
Sustaining exploration - expensed	0.7	0.3	-	**1.0**
Corporate G&A including share-based compensation[4]	7.9	3.8	0.2	**11.9**
Reclamation expenses	2.9	1.4	0.1	**4.4**
Total co-product all-in sustaining costs	225.0	117.4	5.3	
Total all-in sustaining costs net of by-product revenue				**212.3**
All-in sustaining costs on a co-product basis[3] ($/ounce or pound)	1,099	2.87	14.18	
All-in sustaining costs per gold ounce sold ($/ounce)				**1,037**

(1) Operating expenses are apportioned to each metal produced on a percentage of revenue basis.

(2) Adjustments relate to social closure costs incurred at Cerro San Pedro that are included in operating expenses.

(3) Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

(4) Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

(5) For the six months ended June 30, 2018, sustaining capital expenditures are net of $0.3 million in proceeds from disposal of assets.

OPEX, Cash Cost and AISC Reconciliation

(in millions of U.S. dollars, except where noted)	Three months ended June 30, 2017			
	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation				
Operating expenses[1]	44.4	25.1	1.8	**71.3**
Units of metal sold (ounces/millions of pounds/millions of ounces)	73,707	20.8	0.2	
Operating expenses per unit of metal sold ($/ounce or pound)	603	1.21	8.1	
Operating expenses[1]	44.4	25.1	1.8	**71.3**
Treatment and refining charges on concentrate sales	2.4	5.0	0.1	**7.5**
Adjustments[2]	(0.2)	(0.1)	-	**(0.3)**
Total cash costs	46.6	30.0	1.9	**78.5**
By-product silver and copper sales				**(57.2)**
Total cash costs net of by-product revenue				**21.3**
Units of metal sold (ounces/millions of pounds/millions of ounces)	73,707	20.8	0.2	**73,707**
Total cash costs on a co-product basis[3] ($/ounce or pound)	632	1.44	8.58	
Total cash costs per gold ounce sold ($/ounce)				**289**
Total co-product cash costs	46.6	30.0	1.9	
Total cash costs net of by-product revenue				**21.3**
Sustaining capital expenditures	10.0	5.7	0.4	**16.1**
Sustaining exploration - expensed	0.2	0.2	-	**0.4**
Corporate G&A including share-based compensation[4]	5.3	3.0	0.2	**8.5**
Reclamation expenses	1.6	0.9	0.1	**2.7**
Total co-product all-in sustaining costs	63.8	39.7	2.6	
Total all-in sustaining costs net of by-product revenue				**49.0**
All-in sustaining costs on a co-product basis[3] ($/ounce or pound)	866	1.91	11.73	
All-in sustaining costs per gold ounce sold ($/ounce)				**665**

(1) Operating expenses are apportioned to each metal produced on a percentage of revenue basis.

(2) Adjustments relate to social closure costs incurred at Cerro San Pedro that are included in operating expenses.

(3) Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

(4) Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

OPEX, Cash Cost and AISC Reconciliation

	Six months ended June 30, 2017			
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation				
Operating expenses[1]	80.7	49.4	3.6	**133.7**
Units of metal sold (ounces/millions of pounds/millions of ounces)	133,620	40.7	0.4	
Operating expenses per unit of metal sold ($/ounce or pound)	604	1.21	8.22	
Operating expenses[1]	80.7	49.4	3.6	**133.7**
Treatment and refining charges on concentrate sales	4.7	9.4	0.2	**14.3**
Adjustments[2]	(0.3)	(0.2)	-	**(0.5)**
Total cash costs	85.1	58.6	3.8	**147.5**
By-product silver and copper sales				**(112.0)**
Total cash costs net of by-product revenue				**35.4**
Units of metal sold (ounces/millions of pounds/millions of ounces)	133,620	40.7	0.4	
Total cash costs on a co-product basis[3] ($/ounce or pound)	637	1.44	8.65	
Total cash costs per gold ounce sold ($/ounce)				**265**
Total co-product cash costs	85.1	58.6	3.8	
Total cash costs net of by-product revenue				**35.4**
Sustaining capital expenditures	15.1	9.3	0.7	**25.1**
Sustaining exploration - expensed	0.4	0.3	-	**0.7**
Corporate G&A including share-based compensation[4]	10.3	6.3	0.5	**17.1**
Reclamation expenses	2.6	1.6	0.1	**4.3**
Total co-product all-in sustaining costs	113.5	76.0	5.1	
Total all-in sustaining costs net of by-product revenue				**82.6**
All-in sustaining costs on a co-product basis[3] ($/ounce or pound)	849	1.87	11.53	
All-in sustaining costs per gold ounce sold ($/ounce)				**617**

(1) Operating expenses are apportioned to each metal produced on a percentage of revenue basis.

(2) Adjustments relate to social closure costs incurred at Cerro San Pedro that are included in operating expenses.

(3) Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

(4) Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

(3) Operating Cash Flows Generated from Continuing Operations before Changes in Working Capital

"Operating cash flows generated from continuing operations before changes in working capital" is a non-GAAP financial measures with no standard meaning under IFRS, excludes changes in non-cash operating working capital. Management uses this measure to evaluate the company's ability to generate cash from its operations before working capital changes. Further details regarding operating cash flows generated from continuing operations before changes in working capital and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

Operating Cash Flows Generated from Continuing Operations before Changes in Working Capital Reconciliation

(in millions of U.S. dollars, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2018	2017	2018	2017
Operating cash flows generated from continuing operations	**66.0**	56.3	**116.2**	113.6
Add back (deduct): Change in non-cash operating working capital	**22.1**	0.2	**39.3**	(7.8)
Operating cash flows generated from continuing operations before changes in non-cash working capital	**88.1**	56.5	**155.5**	105.8

(4) Adjusted Net Earnings/(Loss) from Continuing Operations

"Adjusted net (loss)/earnings from continuing operations" and "adjusted net (loss)/earnings per share from continuing operations" are non-GAAP financial measures. Earnings/(loss) from continuing operations have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net (loss)/earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses.

Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings from continuing operations and adjusted net (loss)/earnings per share from continuing operations are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

Adjusted Net Earnings from Continuing Operations Reconciliation

(in millions of U.S. dollars, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2018	2017	2018	2017
(Loss) earnings before taxes from continuing operations	**(399.4)**	23.3	**(423.5)**	53.9
Other losses (gains)	**2.3**	(14.7)	**10.5**	(40.4)
Asset impairment	**383.7**	-	**383.7**	-
Corporate restructuring	**2.3**	-	**2.3**	-
Adjusted net earnings (loss) from continuing operations before tax	**(11.1)**	8.6	**(27.0)**	13.5
Income tax recovery (expense)	**97.8**	(5.5)	**92.8**	(5.1)
Income tax adjustments	**(88.5)**	5.8	**(83.7)**	1.8
Adjusted income tax expense	**9.3**	0.3	**9.1**	(3.3)
Adjusted net earnings (loss) from continuing operations	**(1.8)**	8.9	**(17.9)**	10.2
Adjusted earnings (loss) per share from continuing operations (basic and diluted)	**nil**	0.02	**(0.03)**	0.02

(5) Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Further details regarding average realized price and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(6) Operating Margin

"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

Operating Margin Reconciliation

(in millions of U.S. dollars, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2018	2017	2018	2017
Revenues	**195.3**	143.8	**388.5**	268.3
Less: Operating expenses	**105.9**	71.3	**223.2**	133.7
Operating margin	**89.4**	72.5	**165.3**	134.6

For further information, please contact:

Raymond Threlkeld
President & CEO
Direct: +1 (416) 324-6002
Email: Raymond.Threlkeld@newgold.com

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Toll free: +1 (888) 315-9715
Email: info@newgold.com



Consolidated Income Statements (unaudited)

(in millions of U.S. dollars, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2018	2017	2018	2017
Revenues	**195.3**	143.8	**388.5**	268.3
Operating expenses	**105.9**	71.3	**223.2**	133.7
Depreciation and depletion	**77.1**	53.1	**145.3**	99.0
Revenue less cost of goods sold	**12.3**	19.4	**20.0**	35.6
Corporate administration	**5.5**	5.9	**10.9**	13.4
Corporate restructuring	**2.3**	-	**2.3**	-
Share-based payment expenses	**0.1**	2.6	**1.5**	3.8
Asset impairment	**383.7**	-	**383.7**	-
Exploration and business development	**0.4**	1.5	**1.0**	3.2
(Loss) earnings from operations	**(379.7)**	9.4	**(379.4)**	15.2
Finance income	**0.6**	0.3	**1.1**	0.6
Finance costs	**(18.0)**	(1.1)	**(34.7)**	(2.3)
Other (losses) gains	**(2.3)**	14.7	**(10.5)**	40.4
(Loss) earnings before taxes	**(399.4)**	23.3	**(423.5)**	53.9
Income tax recovery (expense)	**97.8**	(5.5)	**92.8**	(5.1)
(Loss) earnings from continuing operations	**(301.6)**	17.8	**(330.7)**	48.8
(Loss) earnings from discontinued operations, net of tax	**(0.4)**	5.3	**(0.8)**	11.9
Net (loss) earnings	**(302.0)**	23.1	**(331.5)**	60.7
(Loss) earnings from continuing operations per share				
Basic	**(0.52)**	0.03	**(0.57)**	0.09
Diluted	**(0.52)**	0.03	**(0.57)**	0.09
(Loss) earnings per share				
Basic	**(0.52)**	0.04	**(0.57)**	0.11
Diluted	**(0.52)**	0.04	**(0.57)**	0.11
Weighted average number of shares outstanding (in millions)				
Basic	**578.7**	575.8	**578.7**	552.1
Diluted	**578.7**	576.3	**578.7**	552.7



Consolidated Statements of Financial Position (unaudited)

	As at June 30	As at December 31
(in millions of U.S. dollars)	2018	2017
ASSETS		
Current assets		
Cash and cash equivalents	**167.4**	216.2
Trade and other receivables	**25.8**	27.1
Inventories	**198.9**	193.2
Current income tax receivable	**9.5**	12.9
Prepaid expenses and other	**5.7**	5.6
Total current assets	**407.3**	455.0
Non-current inventories	**109.1**	78.7
Mining interests	**2,786.5**	3,200.4
Deferred tax assets	**211.9**	171.6
Other	**2.3**	2.6
	3,517.1	3,908.3
Assets held for sale	**-**	109.0
Total assets	**3,517.1**	4,017.3
LIABILITIES AND EQUITY		
Current liabilities		
Trade and other payables	**136.4**	178.2
Current income tax payable	**1.2**	-
Deferred benefit – Peak sale prepayment	**-**	3.0
Total current liabilities	**137.6**	181.2
Reclamation and closure cost obligations	**116.1**	121.5
Gold stream obligation	**222.5**	249.0
Provisions	**2.3**	2.6
Long-term debt	**959.1**	1,007.7
Deferred tax liabilities	**256.9**	250.3
Other	**3.8**	2.7
	1,698.3	1,815.0
Liabilities held for sale	**-**	62.8
Total liabilities	**1,698.3**	1,877.8
Equity		
Common shares	**3,036.7**	3,036.5
Contributed surplus	**104.3**	103.2
Other reserves	**(29.4)**	(38.9)
Deficit	**(1,292.8)**	(961.3)
Total equity	**1,818.8**	2,139.5
Total liabilities and equity	**3,517.1**	4,017.3



Consolidated Statements of Cash Flow (unaudited)

(in millions of U.S. dollars, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2018	2017	2018	2017
OPERATING ACTIVITIES				
(Loss) earnings from continuing operations	**(301.6)**	17.8	**(330.7)**	48.8
Adjustments for:				
Foreign exchange losses (gains)	**8.1**	(17.6)	**28.0**	(22.0)
Asset impairment	**383.7**	-	**383.7**	-
Reclamation and closure costs paid	**(0.1)**	(0.2)	**(0.3)**	(0.6)
Gain on disposal of El Morro stream	**-**	-	**-**	(33.0)
Depreciation and depletion	**78.2**	53.2	**146.2**	99.5
Other non-cash adjustments	**(1.6)**	4.4	**(13.0)**	16.1
Income tax (recovery) expense	**(97.8)**	5.5	**(92.8)**	5.1
Finance income	**(0.6)**	(0.3)	**(1.1)**	(0.6)
Finance costs	**18.0**	1.1	**34.7**	2.3
	86.3	63.9	**154.7**	115.6
Change in non-cash operating working capital	**(22.1)**	(0.2)	**(39.3)**	7.8
Income taxes received (paid)	**1.8**	(7.4)	**0.8**	(9.8)
Operating cash flows generated from continuing operations	**66.0**	56.3	**116.2**	113.6
Operating cash flows generated from discontinued operations	**-**	23.7	**14.9**	43.2
Cash generated from operations	**66.0**	80.0	**131.1**	156.8
INVESTING ACTIVITIES				
Mining interests	**(50.1)**	(179.6)	**(118.8)**	(317.9)
Proceeds from the sale of Peak Mines, net of transaction costs	**42.4**	-	**42.4**	-
Proceeds from the sale of the El Morro stream and other assets	**-**	-	**0.2**	65.3
Interest received	**0.5**	0.3	**0.9**	0.5
Gold price option contract investment costs	**-**	(0.9)	**-**	(0.9)
Investing cash flows used by continuing operations	**(7.2)**	(180.2)	**(75.3)**	(253.0)
Investing cash flows used by discontinued operations	**-**	(8.5)	**(8.7)**	(13.9)
Cash used by investing activities	**(7.2)**	(188.7)	**(84.0)**	(266.9)
FINANCING ACTIVITY				
Proceeds received from exercise of options	**-**	0.5	**-**	0.6
Net proceeds received from issuance of common shares	**-**	(1.0)	**-**	164.7
Repayment of credit facility	**(50.0)**	-	**(50.0)**	-
Finance lease payments	**(0.6)**	-	**(0.6)**	-
Cash settlement of gold stream obligation	**(3.5)**	-	**(6.6)**	-
Issuance of senior unsecured notes, net of transaction costs	**-**	295.1	**-**	295.1
Repayment of senior unsecured notes	**-**	(305.3)	**-**	(305.3)
Interest paid	**(28.7)**	(31.3)	**(32.3)**	(32.8)
Cash (used by) generated by financing activities	**(82.8)**	(42.0)	**(89.5)**	122.3
Effect of exchange rate changes on cash and cash equivalents	**0.1**	-	**(0.7)**	0.7
Cash and cash equivalents classified as held for sale	**-**	-	**(5.7)**	-
Change in cash and cash equivalents	**(23.9)**	(150.7)	**(48.8)**	12.9
Cash and cash equivalents, beginning of period	**191.3**	349.5	**216.2**	185.9
Cash and cash equivalents, end of period	**167.4**	198.8	**167.4**	198.8
Cash and cash equivalents are comprised of:				
Cash	**136.1**	145.4	**136.1**	145.4
Short-term money market instruments	**31.3**	53.4	**31.3**	53.4
	167.4	198.8	**167.4**	198.8